As filed with the Securities and Exchange Commission on March 31, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

Star Mountain Lower Middle-Market Capital Corp.
(Exact Name of Registrant as Specified in its Charter)
Delaware	86-3924884
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

140 E. 45th Street New York, NY	10017
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class to be so registered	Name of each exchange on which each class is to be registered
None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement file number to which this form relates:
N/A

Securities to be registered pursuant to Section 12(g) of the Act:
Class S Shares, par value $0.001 per share
Class D Shares, par value $0.001 per share
Class I Shares, par value $0.001 per share
Class SP Shares, par value $0.001 per share
(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered

The securities being registered hereby are Class S shares, Class D shares, Class I shares and Class SP shares of common stock of Star Mountain Lower Middle-Market Capital Corp., a Delaware corporation (the “Registrant,” the “Company,” “we,” “us,” or “our”), descriptions of which are provided below.  The Registrant previously registered shares of its common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to a Registration Statement on Form 10, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2021 and as subsequently amended (the “Form 10 Registration Statement”).

Description of Our Shares

The following description is based on relevant portions of Delaware law and on our certificate of incorporation and bylaws. This summary is not necessarily complete, and we refer to Delaware law, our certificate of incorporation and bylaws for a more detailed description of the provisions summarized below. We refer herein to investors in the Registrant as “stockholders,” “you” or “your.”

General

Our authorized stock consists of 200,000,000 shares of common stock, par value $0.001 per share (the “Authorized Stock”). There is currently no market for our shares of common stock, and we can offer no assurances that a market for our Authorized Stock will develop in the future. We do not intend for our Authorized Stock to be listed on any national securities exchange. There are no outstanding options or warrants to purchase our shares of common stock. None of our shares of common stock have been authorized for issuance under any equity compensation plans. As of March 31, 2026, we had 10,105,559 shares of common stock outstanding.

Common Stock

All shares of our common stock have equal rights as to earnings, assets, dividends and voting and, when they are issued, will be duly authorized, validly issued, fully paid and non-assessable. Distributions may be made or paid to the holders of our common stock if, as and when declared by our Board of Directors (“Board of Directors” or “Board”) out of funds legally available therefor. Shares of our common stock have no preemptive, exchange, conversion or redemption rights. Shares of our common stock are subject to certain transfer restrictions, including restrictions on transfer arising under federal and state securities laws and by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of shares of any series of our preferred stock then outstanding. Each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders generally, including the election of directors. Except as provided with respect to any other class or series of stock, including our preferred stock, as more fully described below, the holders of our common stock possess exclusive voting power. There is no cumulative voting in the election of our Board, which means that holders of a majority of the outstanding shares of our capital stock entitled to vote in the election of such directors are entitled to elect that number of nominees equal to the number of directors to be elected by such holders, and holders of less than a majority of such shares will be unable to elect one or more specific directors for any available directorship. In addition, holders of our common stock may participate in our dividend reinvestment plan (“Dividend Reinvestment Plan”).

Class I Shares

The Company will not charge upfront sales load for sales of any Class I shares. However, if you purchase Class I shares from certain third-party financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine. No stockholder servicing and/or distribution fees are paid for sales of any Class I shares. Our investment adviser, Star Mountain Fund Management, LLC (the “Investment Advisor”), or its affiliates may, in its discretion, pay additional compensation to selected brokers, dealers or other financial intermediaries out of its own funds and not as an additional charge to the Company or stockholders.

Class I shares generally are available for purchase in our offering by only institutional investors, defined benefit plans, endowments and foundations, investment companies, corporations, insurance companies, trust companies, clients of and accounts/programs offered by certain financial intermediaries and wealth managers such as registered investment advisors, broker-dealers, bank trust departments, wrap fee programs, unified managed accounts, other institutional investors not specifically enumerated and other categories of investors that we name in an amendment or supplement to our Private Placement Memorandum.

In addition, in certain cases, where a holder of Class S, Class D or Class SP shares exits a relationship with a participating broker for our offering and does not enter into a new relationship with a participating broker for our offering, such holder’s shares may be exchanged into an equivalent NAV amount of Class I shares. We may offer Class I shares to certain feeder vehicles primarily created to hold our Class I shares, which, in turn, will offer interests in themselves to qualified investors. We expect to conduct such offerings pursuant to available exemptions from registration under the Securities Act of 1933, as amended (the “Securities Act”). Such feeder vehicles may have additional costs and expenses, which would be disclosed in connection with the offering of their interests. We may also offer Class I and Class SP shares to other investment vehicles.

If you are eligible to purchase all four classes of shares (when all of such classes are available for sale), you should be aware that Class I and Class SP shares have no stockholder servicing or distribution fees, which will reduce the distributions of the other share classes. However, Class I and Class SP shares will not receive stockholder services.

Class S Shares

The Company will not charge upfront sales load for sales of any Class S shares. However, if you purchase Class S shares from certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 3.5% cap on NAV for Class S shares.

We will pay such financial intermediaries selling commissions over time as a stockholder servicing and/or distribution fee with respect to our outstanding Class S shares equal to 0.75% per annum of the aggregate NAV. The stockholder servicing and/or distribution fees will be paid quarterly. Such financial intermediaries reallow (pay) all or a portion of the stockholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing stockholder services performed by such brokers and will waive stockholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services.

The Investment Advisor or its affiliates may, in its discretion, pay additional compensation to selected brokers, dealers or other financial intermediaries out of its own funds and not as an additional charge to the Company or stockholders.

Class S shares are available for purchase in our offering by transactional advisors affiliated with FINRA registered broker-dealers and other categories of investors that we name in an amendment or supplement to our Private Placement Memorandum.

Class D Shares

The Company will not charge upfront sales load for sales of any Class D shares. However, if you purchase Class D shares from certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 1.5% cap on NAV for Class D shares.

We will pay such financial intermediaries selling commissions over time as a stockholder servicing and/or distribution fee with respect to our outstanding Class D shares equal to 0.25% per annum of the aggregate NAV, which is payable quarterly in arrears. The stockholder servicing and/or distribution fees will be paid quarterly in arrears. The Placement Agent reallows (pays) all or a portion of the stockholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing stockholder services performed by such brokers and will waive stockholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services.

The Investment Advisor or its affiliates may, in its discretion, pay additional compensation to selected brokers, dealers or other financial intermediaries out of its own funds and not as an additional charge to the Company or stockholders.

Class D shares generally are available for purchase in our offering by only hybrid registered investment advisors and other categories of investors that we name in an amendment or supplement to our Private Placement Memorandum.

Class SP Shares

The Company will not charge upfront sales load for sales of any Class SP shares. However, if you purchase Class SP shares from certain third-party financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine. No stockholder servicing and/or distribution fees are paid for sales of any Class SP shares. The Investment Advisor, or its affiliates may, in its discretion, pay additional compensation to selected brokers, dealers or other financial intermediaries out of its own funds and not as an additional charge to the Company or stockholders.

Class SP shares generally are available for purchase in our offering only by institutional investors, defined benefit plans, endowments and foundations, investment companies, corporations, insurance companies, trust companies, clients of and accounts/programs offered by certain financial intermediaries and wealth managers such as registered investment advisors, broker-dealers, bank trust departments, wrap fee programs, unified managed accounts and other institutional investors not specifically enumerated who meet certain eligibility requirements.

If you are eligible to purchase all four classes of shares (when all of such classes are available for sale), you should be aware that Class SP shares have no stockholder servicing or distribution fees, which will reduce the distributions of the other share classes. However, Class SP shares will not receive stockholder services.

Exchange of Shares Between Classes

A stockholder may be permitted to exchange shares of our common stock between classes of such shares that a stockholder may otherwise be eligible to purchase through its financial intermediary, provided that, among other things: (1) the stockholder’s aggregate investment would have met the minimum initial investment requirements in the applicable class at the time of purchase and continues to meet those requirements; (2) the shares of common stock are otherwise available for offer and sale; and (3) the investment meets all other requirements, including stockholder eligibility, for investment in the applicable class. When an individual stockholder cannot meet the minimum initial investment requirements of the applicable class, exchanges of shares from one class to the applicable class may be permitted, in our sole discretion, if such stockholder’s investment is made by an intermediary that has discretion over the account and has invested other clients’ assets in us, which when aggregated together with such investor’s investment, meet the minimum initial investment requirements for the applicable class. Investors will not be charged any fees by us for such exchanges. Ongoing fees and expenses incurred by a given class will differ from those of other share classes, and an investor receiving new shares in an exchange may be subject to lower total expenses charged by us following such exchange. Exchange transactions will be effected only into an identically registered account. While exchange transactions between share classes of the Company are generally not taxable for federal income tax purposes, investors are urged to consult their tax advisors as to the U.S. federal, state, local and non-U.S. tax consequences of an exchange. We also reserve the right to revise or terminate the exchange privilege, limit the amount or number of exchanges or reject any exchange.

Assuming the exchange meets the eligibility requirements of the class into which such stockholder seeks to exchange and we have received proper instruction from the financial intermediary to effect such exchange and consents to such exchange, a financial intermediary may, in its discretion, determine to exchange a stockholder’s shares of common stock at such stockholder’s request.

Other Terms of Shares

We will cease paying the stockholder servicing and/or distribution fee on the Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of our offering on which, in the aggregate, underwriting compensation from all sources in connection with our offering, including the stockholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering.

In addition, as required by exemptive relief that allows us to offer multiple classes of shares of common stock, at the end of the month in which the participating brokers in conjunction with the Company and/or its agents determine that stockholder servicing and/or distribution fees paid by the Company with respect to any single share held in a stockholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such share (or a lower limit as determined by the participating broker and the applicable selling agent), we will cease paying the stockholder servicing and/or distribution fee on either (i) each such share that would exceed such limit or (ii) all Class S shares and Class D shares in such stockholder’s account. We may modify this requirement if permitted by applicable exemptive relief. At the end of such month, the applicable Class S shares or Class D shares in such stockholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S or Class D shares.

Preferred Shares

Our offering does not include an offering of preferred shares.

Provisions of Delaware General Corporation Law (the “DGCL”) and Our Certificate of Incorporation and Bylaws

Delaware Anti-Takeover Law

The DGCL contains, and our certificate of incorporation and bylaws also contain, provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board. These measures may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our stockholders. We believe, however, that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because the negotiation of such proposals may improve their terms.

Election of Directors

The Company’s Certificate of Incorporation and bylaws provide that the affirmative vote of the holders of a majority of the votes cast by Stockholders present in person or by proxy at an annual or special meeting of Stockholders and entitled to vote at such meeting is required to elect a director. Under the Company’s Certificate of Incorporation, the Board may amend the bylaws to alter the vote required to elect directors.

Classified Board of Directors

Under our certificate of incorporation, our directors are divided into three classes of directors, serving staggered three-year terms, with the term of office of directors in only one of the three classes expiring each year. As a result, one-third of such directors will then be elected each year. A classified Board may render a change in control of us or removal of our incumbent management more difficult. We believe, however, that, the longer time required to elect a majority of a classified Board will help to ensure the continuity and stability of our management and policies.

Number of Directors; Removal; Vacancies

The Certificate of Incorporation provides that the number of directors is set only by the Board in accordance with the bylaws. The bylaws provide that a majority of the entire Board may at any time increase or decrease the number of directors. However, unless the bylaws are amended, the number of directors may never be less than four nor more than eight. Under the DGCL, unless the certificate of incorporation provides otherwise (which the Company’s Certificate of Incorporation does not), directors on a classified board such as the Board may be removed only for cause. Under the Certificate of Incorporation and bylaws, any vacancy on the Board, including a vacancy resulting from an enlargement of the Board, may be filled only by vote of a majority of the directors then in office. The limitations on the ability of Stockholders to remove directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of the Company. Action by Stockholders

Our certificate of incorporation provides that any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting if a unanimous consent which sets forth the action is given in writing or by electronic transmission by each stockholder entitled to vote on the matter and is filed with the records of the meetings of the stockholders.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

The Company’s bylaws provide that with respect to an annual meeting of Stockholders, nominations of persons for election to the Board and the proposal of business to be considered by Stockholders may be made only (1) by or at the direction of the Board, (2) pursuant to the Company’s notice of meeting or (3) by a Stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. Nominations of persons for election to the Board at a special meeting may be made only by or at the direction of the Board, and provided that the Board has determined that directors will be elected at the meeting, by a Stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

The purpose of requiring Stockholders to give the Company advance notice of nominations and other business is to afford the Board a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by the Board, to inform Stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of Stockholders. Although the Company’s bylaws do not give the Board any power to disapprove Stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of Stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its Stockholders.

Stockholder Meetings

The Company’s Certificate of Incorporation provides that any action required or permitted to be taken by Stockholders at an annual meeting or special meeting of Stockholders may only be taken if it is properly brought before such meeting. In addition, in lieu of such a meeting, any such action may be taken by the written consent of the Company’s Stockholders. The Company’s Certificate of Incorporation also provides that, except as otherwise required by law, special meetings of the Stockholders can only be called by the Chairman of the Board, the Chief Executive Officer or the Board. In addition, the Company’s bylaws establish an advance notice procedure for Stockholder proposals to be brought before an annual meeting of Stockholders, including proposed nominations of candidates for election to the Board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board, or by a Stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to the secretary of the Stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next Stockholder meeting Stockholder actions that are favored by the holders of a majority of the Company’s outstanding voting securities.

Calling of Special Meetings of Stockholders

The Company’s Certificate of Incorporation provides that special meetings of Stockholders may be called by the Board, the Chairman of the Board and the Chief Executive Officer.

Amendments to the Certificate of Incorporation and Bylaws

Section 242 of the DGCL generally provides any amendment to the certificate of incorporation must be approved and declared advisable by the Board and adopted by the affirmative vote of holders of a majority of the outstanding shares of capital stock entitled to vote thereon, and by a majority of the outstanding stock of each class entitled to vote thereon as a class. Section 109 of the DGCL provides that, after a corporation has received payment for its capital stock, the power to adopt, amend or repeal the bylaws will be in the stockholders entitled to vote, but any corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors. Our certificate of incorporation provides our Board with such power. The DGCL provides that the certificate of incorporation may contain provisions requiring for any corporate action the vote of a larger portion of the stock or of any class or series thereof than is required by the DGCL. Our certificate of incorporation provides that any director, or the entire Board, may be removed from office at any time only for cause and only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors.

Our bylaws are able to be amended only by approval of (i) a majority of the total number of authorized directors or (ii) the affirmative vote of the holders of a majority of the outstanding shares of our capital stock entitled to vote thereon.

Conflict with Investment Company Act

Our bylaws provide that, if and to the extent that any provision of the DGCL or any provision of our bylaws conflicts with any provision of the Investment Company Act, the applicable provision of the Investment Company Act will control.

Exclusive Forum

The Company’s Certificate of Incorporation and bylaws provide that, to the fullest extent permitted by law, unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s Stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or bylaws or the securities, antifraud, unfair trade practices or similar laws of any international, national, state, provincial, territorial, local or other governmental or regulatory authority, including, in each case, the applicable rules and regulations promulgated thereunder, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a federal or state court located in the state of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed, to the fullest extent permitted by law, to have notice of and consented to these exclusive forum provisions and to have irrevocably submitted to, and waived any objection to, the exclusive jurisdiction of such courts in connection with any such action or proceeding and consented to process being served in any such action or proceeding, without limitation, by United States mail addressed to the Stockholder at the Stockholder’s address as it appears on the records of the Company, with postage thereon prepaid.

Dividend Reinvestment Plan and Share Repurchase Program

For a description of our Dividend Reinvestment Plan and Share Repurchase Program, reference is made to the information contained in the sections entitled “Distributions” and “Discretionary Repurchase of Shares” in the Registrant’s report on Form 10-K, each of which is hereby incorporated by reference herein.

Item 2.	Exhibits

1.	Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form 10 (File No. 000-56259) filed on May 7, 2021).
2.	Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form 10 (File No. 000-56259) filed on May 7, 2021).
3.	Form of Subscription Agreement (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 10-K (File No. 814-01399) filed on March 31, 2026)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 31, 2026
Star Mountain Lower Middle-Market Capital Corp.

	By:	/s/ Brett A. Hickey
	Name:	Brett A. Hickey
	Title:	Chief Executive Officer and President